[LOGO OF BRASKEM]

                                   BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
                 MINUTES OF THE BOARD OF DIRECTORS 477th MEETING

                             HELD ON AUGUST 04, 2003




On the 4th (fourth) day of the month of August of two thousand and three, at 2:00 P.M. (two o'clock P.M.), at the Company's office at Avenida das Nacoes Unidas, No. 4777, ZIP Code 05477-000, Sao Paulo/SP, the 477th (four hundred, seventy-seventh) Meeting of BRASKEM S.A.'s Board of Directors was held, with the presence of the undersigned Directors. Being absent for a justified reason, Director Carlos Alberto de Meira Fontes and Director Margareth Feijo Brunnet were replaced by their respective substitutes. Also absent was Director Newton Sergio de Souza, who was represented by Director Ruy Lemos Sampaio, as per a previously delivered letter of representation. Present as well were the President of Braskem Jose Carlos Grubisich Filho, Officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, and the Secretary of the Board of Directors, Mr. Nelson Raso. The President of the Board, Pedro Augusto Ribeiro Novis, was the chairman of the meeting, and Dr. Ana Patricia Soares Nogueira was the secretary. AGENDA: I) Subjects for resolution: The following resolution was unanimously taken: 1) PROPOSAL FOR DELIBERATION: upon due review and presentation of the subject having been made, the following Proposal for Deliberation ("PD"), which had been previously conveyed by the Board of Executive Officers for acknowledgement by the members of the Board of Directors, as anticipated in its bylaws and statutes, and a copy of which was duly filed at the Company's headquarters, was approved: PD.CA/BAK-11/2003 - listing of Braskem Shares on LATIBEX - European Market for Latin America's Stock, for the purpose of authorizing the Board of Executive Officers to perform all actions required to formalize the listing of Braskem's capital stock on the LATIBEX; II) Subjects for acknowledgement: The responsible Executive Officers presented and discussed the subjects contained in item II of the agenda, and stated for the record that the Finance Committee and the Audit Committee of the Company's Board of Directors had previously met jointly on August 01, 2003 to acknowledge and comment, which they have done, with respect to item II.1. of the Agenda, namely, Braskem's results for the first Semester of 2003, being also stated for the record the congratulations of all of the members of the Board of Directors for the results presented in the 1st Semester; III) Subjects of Interest to the
Company: None to be recorded. COMPLETION OF THE MINUTES - No further subject existing to be dealt with, these minutes were prepared, read, discussed and found conforming, and have been signed by all attending Directors, and by the Meeting's Chairman and Secretary. Sao Paulo/SP, August 04, 2003. (Signatures:
Pedro Augusto Ribeiro Novis - Chairman; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice President; Alvaro Pereira Novis; Cezar dos Santos; Edmundo Jose Correia Aires; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Newton Sergio de Souza (proxy Ruy Lemos Sampaio); Rogerio Goncalves Mattos).


            Conforms with the original transcribed on specific book.

                          Ana Patricia Soares Nogueira
                                    Secretary


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